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Rider For Payment Of An Additional Amount Upon Surrender
Of The CVUL-1999 Contract

   Benefit If you surrender this contract while this contract is in force, and if all the conditions of this rider are satisfied, an Additional Amount may be payable to you upon surrender of this contract for its net cash value. The Additional Amount is not guaranteed. There is no charge for this rider.

               The Additional Amount will equal the result of (a) times (b) where:

               (a) is the net cash value at the time of surrender; and

               (b) is the Additional Amount Factor in effect at the time we receive your request for surrender.

               Additional Amount Factors will be determined by class.

Conditions:    1.   This contract must not be in default.

               2. You must ask for the surrender in writing in a form that meets our needs.

               3. The contract has not been sold, or assigned (except to us as security for a loan).

               4.   The surrender is not the subject of an exchange  pursuant to
                    Section 1035 of the United States Internal Revenue Code.

               In addition, item (2) in the sixth, seventh and eighth paragraphs under "Death Benefit Provisions" is changed to: (2) the contract fund before deduction of any monthly charges due on that date plus a return of sales charge as described under Surrender, plus any additional amount as described under Rider For Payment Of An Additional Amount Upon Surrender Of The CVUL-1999 Contract, multiplied by the attained age factor that applies.


Termination    This rider will end on the earliest of:

               1. the end of the grace period if the contract is in default and the premium required to bring it out of default has not been paid;

               2.   the date the contract is surrendered for its net cash value;
                    and

               3.   the date the contract ends for any other reason.

                               Rider attached and made a part of the contract Pruco Life Insurance Company of New Jersey,


                               By /s/ Clifford E. Kirsch
                                    Secretary


                              Effective Date        THE CONTRACT DATE


PLIY 148-2001 NJ



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